Bingham McCutchen LLP

2020 K Street NW

Washington, DC 20006

Tel: 202.373.6000

Fax: 202.373.6001

www.bingham.com

Thomas S. Harman

Direct Phone:     +1.202.373.6725

Direct Fax:     +1.202.373.6001

thomas.harman@bingham.com

October 19, 2012

Mr. Kieran G. Brown

Division of Investment Management

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Nuveen AMT-Free Municipal Value Fund (the “Fund”), File Nos. 333-183553 and 811-22253

Dear Mr. Brown:

This letter responds to the comments we received from you in a letter dated September 21, 2012 regarding the Fund’s filing on Form N-2, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on August 24, 2012. The following summarizes your comments and provides our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).

PROSPECTUS

Cover Page

1.	Comment: The first sentence of the first paragraph after “Portfolio Contents” states that “[u]nder normal circumstances, the Fund will invest at least 80% of its net assets in municipal securities, the income from which is exempt from regular federal income tax.” The third sentence of such paragraph states that “[u]nder normal circumstances, the Fund will invest at least 80% of its net assets in municipal securities that at the time of investment are investment grade quality.” Please revise this section to accurately reflect the Fund’s policy. If applicable, explain more clearly that the policy to invest at least 80% of the Fund’s assets in municipal securities is fundamental (i.e., may not be changed without a shareholder vote), while the policy to invest at least 80% of the Fund’s assets in investment grade municipal securities is not a fundamental policy of the Fund.

Response: We will modify the language in the Fund’s next pre-effective amendment to make more clear that (i) where it states that ‘the Fund will invest at least 80% of its net assets in municipal securities, the income from which is exempt from regular federal income tax’ that it is a fundamental policy, and (ii) where it states that ‘the Fund will invest at least 80% of its net assets in municipal

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securities that at the time of investment are investment grade quality’ that it is a non-fundamental policy.

2.	Comment: The second sentence of the first paragraph after “No Preferred Shares” states that “the Fund may borrow for temporary, emergency or other purposes as permitted by the Investment Company Act of 1940, as amended, and invest in certain instruments, including inverse floating rate securities, that have the economic effect of financial leverage.” Does the Fund have any current intention to borrow money? If so, please disclose this fact in this section and in the appropriate places in the prospectus.

Response: The Fund has no current intent to borrow money, however it maintains the flexibility to borrow money at any time going forward.

Prospectus Summary (Pages 1 – 13)

3.	Comment: The second to last sentence of the fourth paragraph under “Investment Objectives and Policies” on page 2 states that the Fund may purchase zero coupon bonds. Please disclose, in the appropriate section, the following risks created by investing in original issue discount (“OID”) instruments.

a)	The higher interest rates of OID instruments reflect the payment deferral and credit risk associated with the instruments. Investors in the Fund share the risks and rewards of OID and market discount. These risks, however, are not shared by the Adviser, who collects higher asset-based fees with no deferral of cash payments and no repayment obligation to the Fund should any of these loans prove uncollectible.

b)	OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

c)	OID instruments generally represent a significantly higher credit risk than coupon loans.

d)	OID income received by the Fund may create uncertainty about the source of the Fund’s cash distributions. For accounting purposes, any cash distributions to shareholders representing OID or market discount income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, although a distribution of OID or market discount interest comes from the cash invested by the shareholders, Section 19(a) of the Investment Company Act of 1940 (the “1940 Act”) does not require that shareholders be notified of this fact by reporting it as a return of capital.

e)	In the case of payment-in-kind (“PIK”) debt, the deferral of PIK interest reduces the loan-to-value ratio at a compounding rate.

October 19, 2012

Response: This disclosure is already reflected in the Prospectus on page 27 and the SAI on page 18 as follows:

“Zero Coupon Bonds. A zero coupon bond is a bond that typically does not pay interest either for the entire life of the obligation or for an initial period after the issuance of the obligation. When held to its maturity, the holder receives the par value of the zero coupon bond, which generates a return equal to the difference between the purchase price and its maturity value. A zero coupon bond is normally issued and traded at a deep discount from face value. This original issue discount (“OID”) approximates the total amount of interest the security will accrue and compound prior to its maturity and reflects the payment deferral and credit risk associated with the instrument. Because zero coupon securities and other OID instruments do not pay cash interest at regular intervals, the instruments’ ongoing accruals require ongoing judgments concerning the collectability of deferred payments and the value of any associated collateral. As a result, these securities may be subject to greater value fluctuations and less liquidity in the event of adverse market conditions than comparably rated securities that pay cash on a current basis. Because zero coupon bonds, and OID instruments generally, allow an issuer to avoid or delay the need to generate cash to meet current interest payments, they may involve greater payment deferral and credit risk than coupon loans and bonds that pay interest currently or in cash. The Fund generally will be required to distribute dividends to shareholders representing the income of these instruments as it accrues, even though the Fund will not receive all of the income on a current basis or in cash. Thus, the Fund may have to sell other investments, including when it may not be advisable to do so, and use the cash proceeds to make income distributions to its shareholders. For accounting purposes, these cash distributions to shareholders will not be treated as a return of capital.

Further, NFA collects management fees on the value of a zero coupon bond or OID instrument attributable to the ongoing non-cash accrual of interest over the life of the bond or other instrument. As a result, NFA receives non-refundable cash payments based on such non-cash accruals while investors incur the risk that such non-cash accruals ultimately may not be realized.”

4.	Comment: The first sentence of the fifth paragraph under “Investment Objectives and Policies” on page 2 states that “[t]he Fund also may invest in certain derivative instruments in pursuit of its investment objectives.” Will the Fund limit its investment in derivatives to a certain percentage of its portfolio? If so, please disclose that fact in this section.

Response: The Fund does not have a policy to specifically limit its investment in derivatives to a certain percentage of its portfolio.

5.

Comment: The last sentence of the first bullet point under “Investment Objectives and Policies” on page 2 states that “[t]he Fund estimates that, upon completing its invest-up, the average credit quality

October 19, 2012

of its investments will be A+.” Please revise the term “invest-up” to include a more plain English expression.

Response: This sentence will be deleted in the Fund’s next pre-effective amendment.

6.	Comment: The sixth bullet point under “Investment Objectives and Policies” on page 3 states that “[t]he Fund will generally invest in municipal securities with intermediate or long-term maturities.” Please include in this section parentheticals defining what the Fund considers to be intermediate and long term maturities.

Response: This sentence will be deleted in the Fund’s next pre-effective amendment, because we are instead disclosing the weighted average maturity.

7.	Comment: Under “Investment Adviser” on page 4, please disclose whether or not NFA is a registered investment adviser.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

8.	Comment: Will any distributions made by the Fund be a return of capital? If so, please state this fact in the section entitled “Distributions” on page 13. Please also explain in this section that a return of capital reduces the shareholder’s tax basis, which will result in higher taxes when the shareholder sells his shares. Also note that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them for.

Response: We confirm that no distributions made by the Fund will include a return of capital.

Summary of Fund Expenses (Page 14)

9.	Comment: Footnote 1 to the fee table states that the offering costs included in the table assume “a Common Share offering price of $17.86 (the Fund’s closing price on the NYSE on May 31, 2012.).” Please revise the disclosure using more recent information.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

Trading and Net Asset Value Information (Page 17)

10.	Comment: Please disclose in this section the share price, corresponding net asset value, and premium/discount information as of the latest practicable date. See Item 8.5.c. of Form N-2.

Response: We will add the following sentence to the Fund’s next pre-effective amendment. “The last reported net asset value per Common Share, the market price and percentage premium to net asset value per Common Share on October     , 2012 were $            , $             and     %, respectively.”

October 19, 2012

11.	Comment: Please also disclose in this section: (a) whether the Fund’s Common Shares have historically traded for an amount less than, equal to, or exceeding net asset value; (b) any methods undertaken or to be undertaken that are intended to reduce any discount; and (c) the effects that these measures have or may have on the Fund. See Item 8.5.d. of Form N-2.

Response: The table on page 17 of the Prospectus shows the Fund’s historical trading at premiums and discounts. There is language in the Prospectus on pages 48 and 49, and in the SAI on pages 57 and 58 that addresses the measures the Board may undertake to attempt to reduce a discount, that Common Shares may trade at a premium or a discount, the circumstances under which the Board may or may not take certain actions to reduce the discount, and the effect such measures could have on the Fund.

The Fund (Page 18)

12.	Comment: The first sentence of the second paragraph under “The Fund” on page 18 states that “[t]he following provides information about the Fund’s outstanding Common Shares as of May 31, 2012.” Please note that this information will need to be updated to a date within 90 days of the next filing.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

The Fund’s Investments (Pages 18 – 28)

13.	Comment: The cross reference after the first sentence of the sixth paragraph under “Inverse Floating Rate Securities” on page 26 refers to sections of the prospectus entitled “Leverage” and “Risks – Leverage Risk.” These sections do not appear to be in the prospectus. Please revise all of the cross-references in the prospectus to refer to the correct sections.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

14.	Comment: The first sentence of the first paragraph under “Other Investment Companies” on page 28 states that “[t]he Fund may invest up to 10% of its net assets in securities of other open- or closed-end investment companies (including exchange-traded funds (‘ETFs’) that invest primarily in municipal securities of the types in which the Fund may invest directly.” Please confirm to us that the Fund’s investments have not generated more than 1 basis point of Acquired Fund Fees and Expenses (“AFFE”) during the most recent fiscal year and that any such AFFE will be included in other expenses in the fee table. Otherwise, please revise the fee table to reflect AFFE.

Response: We confirm that the Fund’s investments have not generated more than 1 basis point of Acquired Fund Fees and Expenses (“AFFE”) during the most recent fiscal year and that any such AFFE will be included in other expenses in the fee table.

15.	Comment: The second sentence of the first paragraph under “Other Investment Companies” on page 28 states that “[t]he Fund may invest in investment companies that are advised by the NFA, Nuveen Asset Management or their respective affiliates to the extent permitted by applicable law and/or pursuant to exemptive relief from the Securities and Exchange Commission.” Please disclose in this section whether the Fund has received, has applied for, or intends to apply for any such relief. If the

October 19, 2012

Fund has applied for or intends to apply for such relief, please state that there is no guarantee that any such relief will be granted.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

Management of the Fund (Pages 40 – 42)

16.	Comment: The third to last sentence of the footnote on page 44 states that “[t]he complex-level fee is calculated based upon the aggregate daily managed assets of all Nuveen funds that constitute ‘eligible assets.’” Please include a sentence in this footnote defining the term “eligible assets.”

Response: This change will be reflected in the Fund’s next pre-effective amendment.

Distributions (Page 43)

17.	Comment: The last sentence of the third paragraph under “Distributions” on page 43 states that “[t]he Fund may make total distributions during a given calendar year in an amount that exceeds the Fund’s net investment income and net capital gain for that calendar year, in which case the excess would be treated by Common Shareholders as a return of capital for tax purposes.” Please explain in this section that a return of capital reduces the shareholder’s tax basis, which will result in higher taxes when the shareholder sells his shares. Also note that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them for.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

Plan of Distribution (Pages 45 – 46)

18.	Comment: The first sentence of the sixth paragraph after “Distribution Through At-the-Market Transactions” on page 45 states that “[t]he Fund currently intends to distribute the shares offered pursuant to this Prospectus primarily through at-the-market transactions.” Please disclose in this section the Fund’s market price as of the latest practicable date. See Instruction 1 to Item 5.2 of Form N-2.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

Certain Provisions in the Declaration of Trust and By-laws (Pages 47 – 48)

19.	Comment: The second sentence of the second paragraph under “Certain Provisions in the Declaration of Trust” on page 51 states that “the Declaration requires a vote by holders of at least two-thirds of the Common Shares and preferred shares, including MTP Shares, voting together as a single class, except as described below, to authorize . . . (5) a removal of trustees by shareholders, and then only for cause.” Please explain to us why there is a reference to MTP Shares since the Fund has not issued such Shares. Please clarify in this section that this requirement will not be applicable to replace a trustee at the end of his or her term or when required by the 1940 Act.

October 19, 2012

Response: Respectfully, we do not see the reference to MTP Shares that you mention. We will make the clarification you request in the Fund’s next pre-effective amendment.

STATEMENT OF ADDITIONAL INFORMATION

Management of the Fund (Pages 21 - 43)

20.	Comment: The first sentence of the first paragraph under “Share Ownership” on page 40 states that “[t]he following table sets forth the dollar range of equity securities beneficially owned by each trustee as of January 31, 2012.” Please revise the information so that it is as of the most recently completed calendar year. See Instruction 1 to Item 18.7 of Form N-2.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

Code Ethics (Page 47)

21.	Comment: Please disclose in this section whether the Codes of Ethics permit persons subject to them to invest in securities, including securities that may be purchased or held by the Fund. See Item 18.15 of Form N-2.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

22.	Comment: Please revise the reference in the second to last sentence of the paragraph under “Code of Ethics” to “202-942-8090” to read “202-551-8090.” Please also revise the reference in the last sentence of such paragraph to “20549” to read “20549-0102.”

Response: This change will be reflected in the Fund’s next pre-effective amendment.

Portfolio Transactions and Brokerage (Page 48)

23.	Comment: Please disclose in this section the aggregate amount of any brokerage commissions paid by the Registrant during the three most recent fiscal years and concisely explain any material change in brokerage commissions paid by the Registrant during the most recent fiscal year as compared to the two prior fiscal years. See Item 22.1. of Form N-2. If amounts were paid to an affiliated broker, please also disclose the information required by Item 22.2. of Form N-2.

Response: The Fund does not and has not paid brokerage commissions on its portfolio securities and, therefore, has none to disclose. If the Fund does incur brokerage commissions in the future, we will add the applicable disclosure.

* * * * *

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC

October 19, 2012

from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6725 or Trina Winkelmann at 202.373.6193.

Sincerely yours,

/s/ Thomas S. Harman
Thomas S. Harman

cc:	Kevin McCarthy
Gifford Zimmerman